EXHIBIT 99.1

For Immediate Release	Date: February 15, 2023
23-11-TR

Teck Announces Completion of NewRange Copper Nickel Joint Venture

Agreement with PolyMet

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced that the 50:50 joint venture agreement with PolyMet Mining Corp. (“PolyMet”) to advance the NorthMet Project (“NorthMet”) and Teck’s Mesaba mineral deposit (“Mesaba”) has closed. The NewRange Copper Nickel LLC (“NewRange Copper Nickel”) joint venture, with a new leadership and management team in place, is focused on advancing permitting and development of NorthMet to deliver critical minerals in support of the global low-carbon energy transition.

The NewRange Copper Nickel joint venture brings together two large, well defined mineral resources in the established Iron Range mining region of Minnesota.

Forming the NewRange Copper Nickel joint venture is the first of several advances that we expect to deliver in 2023 across Teck’s industry leading Copper Growth portfolio. In addition to forming the NewRange Copper Nickel joint venture, in the first half of 2023 we anticipate completing the proposed San Nicolás copper-zinc joint venture in Mexico with Agnico Eagle Mines Limited and the submission of the San Nicolás permitting application, and we expect to receive the SEIA permit on the Zafranal copper-gold project. In the second half of 2023 we are targeting the completion of feasibility studies for HVC 2040 and the Quebrada Blanca Mill Expansion (QBME) and the prefeasibility study for Galore Creek as well as the submission of the permit application for HVC 2040, each of which are significant milestones in Teck's Copper Growth portfolio.

About NewRange Copper Nickel

NewRange Copper Nickel is a joint venture between Teck and PolyMet and consists of the NorthMet and Mesaba deposits located in northeastern Minnesota, which are part of the Duluth Complex. The Joint Venture creates a path to develop a new domestic supply of critical minerals for the low-carbon transition through responsible mining.

About NorthMet

The NorthMet Project is located near both existing and closed iron ore mines and utilizes existing brownfield tailings storage and plant locations to minimize environmental impact. NorthMet is expected to produce 29,000 tonnes of ore per day over a 20-year permitted mine life, with first production targeted for 2026. Over its first full five years of operations, NorthMet is expected to deliver annual payable production of 30,000 tonnes of copper, 3,600 tonnes of nickel, 58,000 ounces of palladium, and 12,000 ounces of platinum.

About Mesaba

The Mesaba mineral deposit, located in the Duluth Complex near the NorthMet Project, contains one of the world’s largest undeveloped copper-nickel resources. While further studies and community consultations are required to fully define the long-term development potential, Mesaba represents a strategic metal resource for North America.

Morgan Stanley acted as a financial advisor to Teck on the NewRange Copper Nickel joint venture.

Forward Looking Statements
This press release contains certain forward-looking statements within the meaning of the Unites States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements and information are statements other than historical fact and can be identified by statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements in this release include statements concerning: the expectations regarding the timeline for permitting and development NorthMet Project, including production per day, mine life, timing of first production and expected annual production over the first full five years of operations, the closing of the transaction to form the joint venture related to the San Nicolás project, the timing for submission of the permit applications for San Nicolás and HVC 2040, the timing for receipt of the SEIA permit for Zafranal, the timing for completion of the feasibility and prefeasibility studies for HVC 2040, QBME and Galore Creek, as applicable.

Forward-looking statements are made based upon certain assumptions, including but not limited to, assumptions that NorthMet Project can be developed in accordance with current plans, that financing for development of NorthMet will be available, expectations that we will be able to advance San Nicolás, HVC 2040, Zafranal, QBME and Galore Creek in accordance with our current plans, that conditions to closing the transaction to form the joint venture related to the San Nicolás project will be satisfied or waived in a timely manner.

Factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, our ability to advance permitting and development of North Met, challenges to our permits, the outcome of development of the NorthMet project; our ability to satisfy the closing conditions of the transaction to form the joint venture related to the San Nicolás project, risks related to mineral reserves and resources and metallurgical recoveries, development risks, regulatory restrictions (including environmental regulatory restrictions and liability) and activities by governmental authorities.

The foregoing list of important factors and assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or implied by our forward-looking statements. Certain of these risks are described in more detail in the 2021 Annual Information Form and Form 40-F of Teck and in its subsequent public filings with Canadian securities administrators and the US Securities and Exchange Commission. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as maybe required under applicable securities laws.

2

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Teck Media Contact

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

Teck Investor Contact:

Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

3